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                                     Filed Pursuant to Rule 425 and deemed filed
                                     pursuant to Rule 14a-12

                                     Subject Company:  Humboldt Bancorp
                                     Filing Person: Humboldt Bancorp
                                     File Number: 000-27784



FOR IMMEDIATE RELEASE                                 FINAL

MEDIA CONTACTS:
Lisa Wood                           Dan Sullivan
Lane Marketing                      Umpqua Holdings Corporation
503-221-0480                        503-546-2492
lisaw@lanemarketing.com             dansullivan@umpquabank.com

Lani Hayward                        Pat Rusnak
Umpqua Holdings Corporation         Humboldt Bancorp
503-228-2117                        916-783-2812
lanihayward@umpquabank.com          prusnak@humboldtbancorp.com


                     UMPQUA HOLDINGS CORPORATION TO ACQUIRE
                        CALIFORNIA-BASED HUMBOLDT BANCORP

          COMBINED INSTITUTIONS CREATE PROMINENT COMMUNITY BANK IN WEST
               WITH 91 STORE SITES AND OVER $4.6 BILLION IN ASSETS


PORTLAND, ORE. -- MARCH 15, 2004 -- Umpqua Holdings Corporation (NASDAQ: UMPQ), parent company of Umpqua Bank and Strand, Atkinson, Williams & York, Inc., and California-based Humboldt Bancorp (NASDAQ: HBEK) announced today the signing of a definitive agreement for Umpqua Holdings Corporation to acquire Humboldt Bancorp and its principal operating subsidiary Humboldt Bank, including Humboldt Bank's Capitol Valley Bank, Feather River State Bank and Tehama Bank divisions, by merger. The agreement provides for Humboldt shareholders to receive one share of Umpqua common stock for each share of Humboldt, giving the acquisition a total value of approximately $348 million.

Upon completion of the merger, all Humboldt branches will operate under the Umpqua Bank name. The merger will add Humboldt Bancorp's complete network of 27 Northern California sales and service centers, including locations in the Eureka, Redding, Yuba City, Roseville and Chico areas, to Umpqua Bank's network of 64 Oregon and Southwest Washington based locations. Ray Davis will continue to lead the combined organizations as President and CEO of Umpqua Holdings Corporation. Robert M. Daugherty, President and CEO of Humboldt Bancorp, will serve as president of Umpqua Bank's California operations upon completion of the merger.
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"Our long-term growth strategy has focused on establishing the Umpqua Bank brand from Sacramento to Seattle," said Davis. "Geographically speaking, that alone makes Humboldt Bancorp an ideal fit. But equally important is that Humboldt and its family of banks mesh well with our innovative approach to community banking. This merger allows us to bring together two very strong community banks to create a significant force in banking in the West."

"This integration of two well-managed, financially responsible institutions represents an excellent opportunity for customers, employees and shareholders alike," said Davis. "With no overlap between Umpqua Bank and Humboldt locations, we will expand our network and enhance our lending power, while continuing to provide Humboldt Bank and Umpqua Bank customers with the same people, locations and commitment to community banking that they know and trust."

"The merger between Umpqua and Humboldt is a matching of cultures," said Daugherty. "Both organizations place great value on community service, employee empowerment and customer-focused community banking -- values that will continue to define Umpqua Bank in the Northern California marketplace and set us apart as we move forward." John Koeberer, Chairman of the Board of Humboldt Bancorp, added "We view this as an excellent strategic transaction that provides us with a unique and respected brand and proven retail delivery system. We believe the prospects for long-term shareholder value creation are greatly enhanced by the combination of these two premier banks."

With the merger, Umpqua Bank will offer a complete portfolio of commercial, small business and retail banking services throughout much of Northern California, Oregon and Southwest Washington.

Upon completion of the merger, Humboldt Bancorp shareholders will receive one share of Umpqua Holdings Corporation common stock for each Humboldt Bancorp share. Approximately 15.2 million shares of Umpqua Holdings Corporation common stock are expected to be issued in connection with the merger.
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The boards of both companies have approved the transaction, which is subject to regulatory and shareholder approvals, as well as other customary conditions of closing. Completion is expected in the third quarter of 2004.

Umpqua Holdings Corporation expects the merger to be accretive to earnings per share in 2005. The operational integration of the combined institutions is expected to be completed during the first half of 2005. The combined organization will have assets of approximately $4.6 billion, deposits of approximately $3.5 billion and shareholders' equity of approximately $650 million.

In addition to serving as President of Umpqua Bank's California operations, Daugherty will help oversee the completion of the merger along with Patrick Rusnak, Chief Financial Officer of Humboldt Bancorp, who will join Umpqua Bank's California operations in a similar capacity. The Umpqua Holdings Corporation board of directors will be restructured to include four directors from Humboldt Bancorp upon closing.

Wells Fargo Securities, LLC provided a fairness opinion to Umpqua Holdings Corporation and Keefe, Bruyette & Woods, Inc. served as financial advisor to Humboldt Bancorp.

Umpqua Holdings Corporation and Humboldt Bancorp will conduct a joint teleconference today, March 15 at 9:00 a.m. PST to discuss the acquisition of Humboldt Bancorp. To participate, please call 1-888-942-8135. The password is UMPQUA. A rebroadcast of the teleconference will be available later at 800-856-2249 (until March 22 at 5:00 p.m.) and at www.umpquaholdingscorp.com.

About Umpqua Holdings Corporation

Umpqua Holdings Corporation is the parent company of Umpqua Bank, an Oregon state-chartered bank recognized for its entrepreneurial approach, innovative use of technology, and distinctive banking solutions. Umpqua Bank has 64 stores throughout Oregon and Southwest Washington. Umpqua Holdings also owns a retail brokerage subsidiary, Strand, Atkinson, Williams & York, Inc. which has 14 locations throughout Oregon and Southwest Washington and offers brokerage services within Umpqua Bank stores. Additionally, Umpqua Holdings' Private
Client Services Division provides tailored financial services and products to individual
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customers. Umpqua Holdings Corporation is headquartered in Portland, Oregon. For more information, visit www.umpquaholdingscorp.com

About Humboldt Bancorp

Humboldt Bancorp, with total assets of approximately $1.5 billion, is the bank holding company for Humboldt Bank and its divisions, Capitol Valley Bank, Feather River State Bank and Tehama Bank, which offer business and consumer banking services at 27 locations throughout Northern California. For additional information, please visit www.humboldtbancorp.com.

This press release includes forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company's filings with the Securities and Exchange Commission (the "SEC"). You should not place undue reliance on forward looking statements and we undertake no obligation to update any such statements. Specific risks in this press release include whether both companies receive regulatory and shareholder approvals, whether they have accurately predicted acquisition and consolidation expenses, the timing and amount of savings from consolidation, the expected earnings contributions of both companies and management's ability to effectively integrate the companies.

The foregoing may be deemed to be offering or solicitation materials of Umpqua Holdings and Humboldt Bancorp in connection with Umpqua Holdings' proposed acquisition of Humboldt Bancorp. Shareholders are urged to read the joint proxy statement/prospectus that will be included in the registration statement on Form S-4, which Umpqua Holdings will file with the SEC in connection with the proposed merger, because it will contain important information about Umpqua Holdings, Humboldt Bancorp, the merger and related matters. The directors and executive officers of Umpqua Holdings and Humboldt Bancorp may be deemed to be participants in the solicitation of proxies from their respective shareholders. Information regarding the participants and their security holdings can be found in each of Umpqua Holdings' and Humboldt Bancorp's most recent proxy statements filed with the SEC and the joint proxy statement/prospectus when it is filed with the SEC. All documents filed with the SEC are or will be available for free, both on the SEC web site (http://www.sec.gov) and from Umpqua Holdings by directing a request to Umpqua Holdings Corporation, Attention: Investor Relations, 200 SW Market Street, Suite 1900, Portland, OR 97201, and from Humboldt Bancorp by directing a request to Humboldt Bancorp, Investor Relations, 2998 Douglas Blvd., Suite 330, Roseville, CA 95661.

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